UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42488

Gamehaus Holdings Inc.

(Exact name of registrant as specified in its charter)

19th Floor, Shanghai Technology Investment Building

No. 1699, Zhongke Road

Pudong New District, Shanghai

The People’s Republic of China, 201203

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K (the “Report”) is hereby incorporated by reference in the registration statements of Gamehaus Holdings Inc. (the “Company”) on Form S-8 (File No. 333-288231) and Form S-8 (File No. 333-295516) to the extent not superseded by documents or reports subsequently filed or furnished.

Extraordinary General Meeting of Holders of Class A Ordinary Shares

On July 10, 2026, at 9:00 AM Eastern Time (9:00 PM Beijing Time on the same day), the Company held its extraordinary general meeting of holders of Class A ordinary shares, par value US$0.0001 each (the “Class A ordinary shares”) (the “Class A EGM”) at 19th Floor, Shanghai Technology Investment Building, No. 1699, Zhongke Road, Pudong New District, Shanghai, China 201203. Holders of 27,787,487 Class A ordinary shares of the Company (the “Class A Shareholders”), representing 27,787,487 votes or approximately 56.1% of the total voting power of Class A ordinary shares entitled to vote as of the close of business on June 12, 2026 (the “Record Date”), were present in person or represented by proxy at the Class A EGM, and therefore constituting a quorum of one or more Class A Shareholders holding Class A ordinary shares which carry in aggregate (or representing by proxy) not less than one-thirds (1/3) of all Class A ordinary shares entitled to vote at the Class A EGM as of the Record Date.

All matters voted on at the Class A EGM were approved. The final voting results for each matter voted at the Class A EGM are as follows:

	For	Against	Abstain
Proposal One: Voting Rights Variation Proposal To consider and pass the following ordinary resolution: “It is resolved, as an ordinary resolution, that the number of votes holders of Class B ordinary share, par value US$0.0001 each, of the Company (the “Class B ordinary shares”) are entitled to, be increased from fifteen (15) votes to fifty (50) votes (the “Voting Rights Variation”).”	27,765,163	20,686	1,638

Given the passing of Proposal One, voting on Proposal Two: The Adjournment Proposal as set out in the proxy statement and notice of the Class A EGM, which was included in the Form 6-K filed by the Company on June 24, 2025, was no longer necessary and not voted upon.

Extraordinary General Meeting of Shareholders

On July 10, 2026, at 9:30 AM Eastern Time (9:30 PM Beijing Time on the same day), the Company held its extraordinary general meeting of shareholders (the “EGM”) at 19th Floor, Shanghai Technology Investment Building, No. 1699, Zhongke Road, Pudong New District, Shanghai, China 201203. Holders of 20,014,369 Class A ordinary shares and 7,799,057 Class B ordinary shares (collectively, “Ordinary Shares”) of the Company (the “Shareholders”), representing 137,000,224 votes or approximately 82.3% of the total voting power of Ordinary Shares entitled to vote as of the Record Date, were present in person or represented by proxy at the EGM, and therefore constituting a quorum of one or more Shareholders holding Ordinary Shares which carry in aggregate (or representing by proxy) not less than one-thirds (1/3) of all Ordinary Shares entitled to vote at the EGM as of the Record Date.

All matters voted on at the EGM were approved. The final voting results for each matter voted at the EGM are as follows:

For	Against	Abstain

Proposal One: The Second M&AA Proposal

To consider and pass the following special resolution:

“It is resolved as a special resolution that, subject to the Company receiving consent to the Voting Rights Variation from each class of shareholders, the Company adopt the Second Amended and Restated Memorandum and Articles of Association of the Company (the “Second M&AA”), substantially in the form set forth in Annex A annexed to the proxy statement, in substitution for, and to the exclusion of, the existing Amended and Restated Memorandum and Articles of Association of the Company (the “Existing M&AA”), to, amongst other things, reflect the Voting Rights Variation.”

136,978,599	18,902	2,723

A copy of the Second M&AA is filed as Exhibit 99.1 to this report.

Given the passing of Proposal One, voting on Proposal Two: The Adjournment Proposal as set out in the proxy statement and notice of the EGM, which was included in the Form 6-K filed by the Company on June 24, 2025, was no longer necessary and not voted upon.

EXHIBIT INDEX

Exhibit No.	Description
99.1	The Second Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2026

Gamehaus Holdings Inc.

By:	/s/ Yimin Cai
Name:	Yimin Cai
Title:	Chief Executive Officer and Director